Exhibit 15.1

To the Board of Directors and Stockholders of

Freeport-McMoRan Copper & Gold Inc.

We are aware of the incorporation by reference in the Registration Statement (Form S-4) of Freeport-McMoRan Copper & Gold Inc. for the registration of:

•	$1,500,000,000 in aggregate principal amount of 2.375% Senior Notes due 2018 and related guarantee,

•	$1,000,000,000 in aggregate principal amount of 3.100% Senior Notes due 2020 and related guarantee,

•	$2,000,000,000 in aggregate principal amount of 3.875% Senior Notes due 2023 and related guarantee, and

•	$2,000,000,000 in aggregate principal amount of 5.450% Senior Notes due 2043 and related guarantee,

of our reports dated May 6, 2013 and August 8, 2013 relating to the unaudited condensed consolidated interim financial statements of Freeport-McMoRan Copper & Gold Inc. that are included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 23, 2013